SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L105
(CUSIP Number)

Amanda Hector
D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, NY 10019

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L105	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON D1 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000 Class A Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON PN, IA

* As more fully described in Item 4, the Reporting Persons also hold 26,826,525 Class C Ordinary Shares, which, together with all other Class C Ordinary Shares outstanding, will automatically convert into Class A Ordinary Shares on a one-for-one basis on the expiration of the Lock-Up Period (as defined in Item 4). At such time, the Reporting Persons will beneficially own approximately 4.9% of the outstanding Class A Ordinary Shares.

CUSIP No. G2007L105	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Daniel Sundheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000 Class A Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000 Class A Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 Class A Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON IN, HC

* As more fully described in Item 4, the Reporting Persons also hold 26,826,525 Class C Ordinary Shares, which, together with all other Class C Ordinary Shares outstanding, will automatically convert into Class A Ordinary Shares on a one-for-one basis on the expiration of the Lock-Up Period (as defined in Item 4). At such time, the Reporting Persons will beneficially own approximately 4.9% of the outstanding Class A Ordinary Shares.

CUSIP No. G2007L105	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of the Issuer (as defined in Item 4 below). The Issuer's principal executive offices are located at 41 Chalton Street, London, NW1 1JD, United Kingdom.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)	This Schedule 13D is being jointly filed by (i) D1 Capital Partners L.P., a Delaware limited partnership (the "Investment Manager") and (ii) Mr. Daniel Sundheim, a United States citizen ("Mr. Sundheim"). The Investment Manager and Mr. Sundheim are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons". Mr. Sundheim may be deemed to beneficially own the reported securities by virtue of the fact that Mr. Sundheim indirectly controls the Investment Manager.

The Investment Manager is a registered investment adviser and serves as the investment manager of private investment vehicles and accounts, including D1 Master Holdco I LLC, a Delaware limited liability company ("D1 Holdco"), which holds the Class A Ordinary Shares reported herein, and D1 Capital Partners Master LP, a Cayman Islands exempted limited partnership and the sole and managing member of D1 Holdco ("D1 Master" and, together with D1 Holdco, the "Investment Vehicles") which holds the Class C Ordinary Shares described herein. The Investment Manager has been granted investment and voting discretion over the investments, including the Class A Ordinary Shares, held by the Investment Vehicles.

The general partner of the Investment Manager is D1 Capital Management LLC, a Delaware limited liability company ("D1 Management"). The managing member of D1 Management is D1 Capital Holding Inc., a Delaware corporation ("D1 Holding"). Mr. Sundheim serves as the director and President of D1 Holding. D1 Management and D1 Holding are sometimes also referred to herein individually as an "Instruction C Person" and collectively as the "Instruction C Persons". To the best of each of the Reporting Person's knowledge, none of the Instruction C Persons owns any Class A Ordinary Shares, has transacted in the Class A Ordinary Shares in the past 60 days, or is party to any contract or agreement that would require disclosure in this Schedule 13D. The principal business of each of the Reporting Persons and Instruction C Persons is the management of investment funds and activities related thereto.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons or Instruction C Persons as to beneficial ownership of the securities reported herein.

The address of the business office of each of the Reporting Persons and Instruction C Persons is 9 West 57th Street, 36th Floor, New York, New York 10019.

CUSIP No. G2007L105	SCHEDULE 13D	Page 5 of 9 Pages

(d)-(e)	During the last five (5) years, none of the Reporting Persons or the Instruction C Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Investment Vehicles acquired the Class A Ordinary Shares reported herein and the Class C Ordinary Shares described herein in connection with the Business Combination and Subscription Agreement as more fully described in Items 4 and 6 below. Funds for the purchase of the Class A Ordinary Shares reported herein were derived from general working capital of the Investment Vehicles.

Item 4.	PURPOSE OF TRANSACTION

On August 26, 2021, the transactions contemplated by the Business Combination Agreement (the "BCA"), dated as of March 29, 2021, as amended, by and among Ajax I ("Ajax"), Capri Listco ("Listco") and Cazoo Holdings Limited ("Legacy Cazoo") were consummated (the "Closing"). Pursuant to the BCA, among other things, (i) Ajax merged with and into Listco, with Listco continuing as the surviving company, and (ii) Listco acquired all of the issued and outstanding shares of Legacy Cazoo (the "Business Combination"). Upon the consummation of the business combination, Listco changed its name to Cazoo Group Ltd (the "Issuer").

In connection with the Closing, (i) D1 Master acquired 10,000,000 Class A Ordinary Shares pursuant to the Subscription Agreement (as defined and described in Item 6 below) and (ii) D1 Holdco received 26,826,525 Class C Ordinary Shares of the Issuer in exchange for its shares of Legacy Cazoo.

The Class C Ordinary Shares will convert automatically into Class A Ordinary Shares upon the earlier of (a) the date that is six (6) months following the closing of the BCA and (b) the date on which the last reported sales price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for shares sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30) trading day period commencing at least one-hundred fifty (150) days after the closing of the BCA (the "Lock-Up Period"). At such time, the Reporting Persons will beneficially own approximately 4.9% of the outstanding Class A Ordinary Shares.

David Hobbs, a partner of the Investment Manager, was appointed to the board of directors of the Issuer in connection with the Business Combination.

CUSIP No. G2007L105	SCHEDULE 13D	Page 6 of 9 Pages

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered and will cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Class A Ordinary Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class A Ordinary Shares or other instruments that are based upon or relate to the value of the Class A Ordinary Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Class A Ordinary Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D as of the date hereof are calculated based upon 111,228,813 Class A Ordinary Shares outstanding as of August 26, 2021 as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission (the "SEC") on September 1, 2021 (the "Form 20-F"). The percentages used in this Schedule 13D as of the expiration of the Lock-Up Period are calculated based upon 752,152,839 Class A Ordinary Shares expected to be outstanding following the conversion of the Class C Ordinary Shares on a one-for-one basis into Class A Ordinary Shares as reported by the Issuer in the Form 20-F.

CUSIP No. G2007L105	SCHEDULE 13D	Page 7 of 9 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Items 4 and 6, no transactions in the Class A Ordinary Shares have been effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons, the Instruction C Persons and the Investment Vehicles is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Ordinary Shares held by the Investment Vehicles.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 29, 2021, D1 Holdco entered into a Subscription Agreement with Ajax and Listco (the "Subscription Agreement"), the form of which is attached as Exhibit B hereto and is incorporated herein by reference, pursuant to which it agreed to purchase 10,000,000 Class A Ordinary Shares at a price of $10.00 per Share.

On August 28, 2021, the Investment Vehicles entered into an Investor Rights Agreement with Listco and the other parties thereto (the "Investor Rights Agreement"), the form of which is attached as Exhibit C hereto and is incorporated herein by reference, pursuant to which, among other things, the Reporting Persons were granted certain registration rights with respect to their equity securities.

The foregoing descriptions of the Subscription Agreement and Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement and Investor Rights Agreements which are attached as Exhibit B and C, respectively.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated September 7, 2021.

CUSIP No. G2007L105	SCHEDULE 13D	Page 8 of 9 Pages

Exhibit B:	Subscription Agreement (incorporated herein by reference to the form of Subscription Agreement which is attached as Exhibit 10.4 of the Ajax's Current Report on Form 8-K filed with the SEC on March 29, 2021 (the "Ajax Form 8-K")).

Exhibit C:	Investor Rights Agreement (incorporated herein by reference to the form of Investor Rights Agreement which is attached as exhibit 10.3 of the Ajax Form 8-K).

CUSIP No. G2007L105	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2021

D1 Capital Partners L.P.

By:	/s/ Amanda Hector
Name:	Amanda Hector
Title:	General Counsel and Chief Compliance Officer

/s/ Daniel Sundheim
DANIEL SUNDHEIM

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: September 7, 2021

D1 Capital Partners L.P.

By:	/s/ Amanda Hector
Name:	Amanda Hector
Title:	General Counsel and Chief Compliance Officer

/s/ Daniel Sundheim
DANIEL SUNDHEIM